Evolucia Inc.
7040 Professional Parkway East
Sarasota, Florida 34240

January 17, 2104

VIA EDGAR
Larry Spirgel, Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:          Evolucia Inc.
Form 10-K for Fiscal Year Ended December 31, 2012
Filed May 15, 2013
File No. 000-53590

Dear Mr. Spirgel:

Enclosed for your review is our response to your letter dated December 3, 2013 in regard to your review of the filing noted above of Evolucia Inc. (the “Company”).  To aid in your review we have repeated the SEC staff’s comments followed by our responses.  The Company has attached the draft amendment to the 10-K as an exhibit to this correspondence.  Upon finalizing, the Company will file the 10-K amendment with EDGAR.

Item 3. Legal Proceedings, page 3

1. We note your response to comment 1 from our comment letter dated December 3, 2013. However from the legal case cite you provide and the records appearing on the Court’s website, it appears the lawsuit was filed against the Company on December 15, 2010, not August 2012. Please advise and/or revise.

Response

In future filings, including the Form 10-K/A for the year ended December 31, 2012 that we intend to file, we will include the following disclosure:

The Company is defending a lawsuit brought by a supplier of a component part of the Evolucia LED light fixtures in December 2010. Magtech Industries Corp. (“Magtech”) filed a complaint (Case No. 2010 CA 012574) against the Company is the Circuit Court of the 12th Judicial Circuit in and for Sarasota County, Florida. The suit alleges that the Company owes a re-stocking fee for the return of certain inventory. The plaintiff has alleged damages in excess of $100,000. The Company believes it has substantial defenses to this lawsuit and intends to vigorously defend it. In April 2011, the Company filed an Answer and Magtech filed a Summary Judgment Motion but did not schedule the same for a hearing.  In December 2011, the Company filed a Motion for Leave to File Amended Answer and Counterclaims providing affirmative defenses and counterclaims based on breach of contract, deceptive and unfair trade practices and tortuous interference with a business relationship.  The lawsuit is in the early stages of pleadings, and the outcome of this case is uncertain at this time. The Company has incurred no significant legal fees to date in this case.

Item 7. Management’s Discussion and Analysis or Plan of Operations,
Subsequent Events, page 6

2. File your March 20, 2013 joint venture agreement with Sunovia Energy Technologies Europe Sp. Z o.o.

Response

The Master Agreement entered between Evolucia Lighting Inc., our wholly-owned subsidiary, and Sunovia Energy Technologies Europe Sp. z o.o., a Polish corporation, was filed as Exhibit 10.1 to the Form 8-K Current Report filed with the Securities and Exchange Commission on March 26, 2103.  The agreement was filed as an exhibit to the Form 10-K as Exhibit 10.29, which incorporated the initial Form 8-K filing.

Form 10-Q for the Quarter Ended September 30, 2013
Item 7. Management’s Discussion and Analysis or Plan of Operations,
Liquidity and Capital Resources, page 16

3. We note your response to comment 2 and that the company is not expected to have positive cash flows from operations in fiscal year 2013. Please further revise your disclosure to address the steps management has taken to counter this negative trend in light of the challenges which you described in the first paragraph on page 14.

Response

In future filings, we will include management’s plan to address the steps management has taken to counter the trend of negative cash flows in light of the three most significant challenges in making progress into the LED market including the need to develop a recognizable brand name, expansion of our distribution network and the reduction in cost of manufacturing.  To address this issue, to date management has:

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Brand.  Management continues to push our brand in the marketplace by participating in industry trade shows, customer trade shows and by having some of our more popular shareholders talk about our company through various media outlets.

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Sales/Distribution - We have signed distribution agreements with large global lighting companies through private label models or co-branding models. We also are signing manufacturers representatives who will obtain exclusivity of their territories.

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 Cost - We have redesigned our products to make them more cost effective and we have transitioned from a pure outsource model on manufacturing to an in-house model. This is for the US related activity.  We now control our costs and quality. In addition, we have signed a partnership deal with Leader Electronics and they will build our large volume orders in their factory located in the Peoples Republic of China.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions, please do not hesitate to contact Stephen M. Fleming, our attorney, at 516-833-5034.

Very truly yours,

By:/s/ Mel Interiano
Name: Mel Interiano
Title: CEO and Chairman

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